UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):  April 12, 2018

TERAPHYSICS CORPORATION

__________________________

(Exact name of registrant as specified in its charter)

Delaware	024-10525	16-1710319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

110 Alpha Drive
Cleveland, Ohio		44143
(Address of principal executive offices)		(Zip Code)

(440) 573-0008

(Registrant’s telephone number,
including area code)

Common Stock

(Title of class of securities pursuant to Regulation A)

Item 9.Other Events.

As reflected in Notes 4 and 10 of the Form K-1 Annual Report filed with the SEC on April 30, 2018, the Company disclosed the filing of a lawsuit (the “Lawsuit”) by plaintiffs Dean Ganzhorn and entities affiliated with him, against Teraphysics Corp. (the “Company”), and other entities and individuals that have participated in the creation, initial funding, subsequent financings, and management of the Company. (Dean Ganzhorn, et al vs. Teraphysics Corp., et al, CV 18 89612.)

In light of the resignation of corporate legal counsel (see following paragraph), the defendants have not yet answered the complaint.  The Company is presently engaging replacement counsel to adequately formulate an appropriate response.

The plaintiffs’ allegations against Teraphysics involves one claim of breach of a secured promissory note. Plaintiffs make multiple claims of action against affiliated companies and individuals for breach of a factoring agreement; breach of lease agreement; breach of fiduciary duty; and an effort to “pierce the corporate veil” for events that occurred between 2000 and 2006. At this early stage, the Company is not able to assess the outcome of this litigation.

Based on advice of his counsel and the fact that Gerald W. Cowden and Cowden Humphrey Co. LPA (the “Firm”) have been named as defendants in the lawsuit, Gerald Cowden has resigned from the Board as a Director of Teraphysics Corporation and resigned his Firm as Teraphysics’ general counsel.

Collectively, as of May 1, 2018, the Company’s three independent directors resigned their seats in light of the March 20, 2018 expiration of the Company’s D & O insurance coverage.  These resignations coupled with the resignation of Gerald W. Cowden and the resignation of Dr. James W. Dayton, the Company’s former CTO, leaves the Company with two directors, both whom are directly engaged in the direction and management of the Company.

Dr. Carol L. Kory, appointed the Company’s Chief Technology Officer (CTO) on February 14, 2018, has resigned that position effectively May 11, 2018.  She had replaced Dr. James W. Dayton as CTO when he retired on April 4, 2018.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 11, 2018

TERAPHYSICS CORPORATION

By: ______________________________

Name:Louis S. Fisi

Title:Chairman